Direct Dial: +1.602.528.4134

ghall@ssd.com

December 1, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Medistem Laboratories, Inc. (the “Company”)
Registration Statement on Form SB-2 (the “S-2”)
SEC File No. 333-137493

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the SB-2 to 12:30 p.m., Eastern Standard Time, on Monday, December 4, 2006, or as soon thereafter as is practicable.

Please direct any inquiries or comments to the undersigned at (602) 528-4134. My fax number is (602) 253-8129.

Sincerely,

/s/ Gregory R. Hall

Gregory R. Hall

GRH/sgh

Enclosures